UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): [  ]

On July 1, 2020, Aeterna Zentaris Inc. (the “Company”) announced the pricing of a public offering of (i) 17,544,516 of its common shares (the “Closing Shares”), no par value per share (the “Common Shares”), and warrants to purchase one Common Share (the “Common Warrants”) for an aggregate purchase price of $0.45 per Closing Share and Common Warrant and (ii) 9,122,150 pre-funded warrants to purchase one Common Share (“Pre-Funded Warrants”) and Common Warrants for an aggregate purchase price of $0.4499 per Pre-Funded Warrant and Common Warrant.

Subject to certain beneficial ownership limitations described in the Common Warrants, the Common Warrants have an exercise price of $0.45 per Common Share, will be exercisable upon issuance and will expire five years from the date of issuance. The exercise price of the Common Warrants will be subject to adjustment for stock splits, reverse splits, and similar capital transactions as described in the Common Warrants. In connection with the offering, the Company will issue 26,666,666 Common Warrants.

Subject to certain beneficial ownership limitations described in the Pre-Funded Warrants, the Pre-Funded Warrants are immediately exercisable, have an exercise price of $0.0001 per Common Share and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Common Warrants and the Pre-Funded Warrants provide that holders will have the right to participate in any rights offering or distribution of assets, and will have the right to receive certain consideration in fundamental transactions, together with the holders of Common Shares on an as-exercised basis. In addition, upon a fundamental transaction, a holder of the Common Warrants shall have the right to receive payment in cash, or under certain circumstances in other consideration, from the Company at the Black Scholes value as described in the Common Warrants. A holder will not have the right to exercise any portion of the Common Warrants or the Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrants or the Pre-Funded Warrants, respectively. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to the Company, provided that any increase in such percentage shall not be effective until 61 days after such notice.

In connection with the offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors. The Purchase Agreement contains customary representations and warranties of the Company, termination rights of the parties, and certain indemnification obligations of the Company and ongoing covenants of the Company, including a prohibition on issuance of Common Shares or securities convertible or exchangeable into Common Shares by the Company for a period of 45 days after the date of the Purchase Agreement and a prohibition on the Company entering into variable rate transactions for a period of 12 months after the date of the Purchase Agreement, subject to certain exceptions.

The net proceeds to the Company from the offering are expected to be approximately $10.5 million, after deducting placement agent’s fees and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, which includes, among other purposes, the funding of a pediatric clinical trial in the E.U. and U.S. for Macrilen™ (macimorelin), the investigation of further therapeutic uses of macimorelin and the expansion of pipeline development activities. All of the securities in the offering are being sold by the Company.

The public offering was made pursuant to the Company’s effective registration statement on Form F-1 (Registration No. 333-239264) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) and a preliminary and final prospectus thereunder. The closing of the offering is expected to take place on July 7, 2020, subject to satisfaction of customary closing conditions.

The Company also entered into an engagement letter with H.C. Wainwright & Co., LLC (“Wainwright”), as amended (the “Engagement Letter”), pursuant to which Wainwright agreed to serve as exclusive placement agent for the public offering. The Company has agreed to pay Wainwright an aggregate fee equal to 7.0% of the gross proceeds received by the Company from such offering as well as a management fee equal to 1.0% of the gross proceeds raised in the offering. The Company also will pay Wainwright a reimbursement for non-accountable expenses in the amount of $15,000 and a reimbursement for legal fees and expenses of the placement agent in the amount of up to $90,000. Pursuant to the Engagement Letter, the Company also agreed to grant to Wainwright or its designees warrants to purchase up to 7.0% of the aggregate number of Common Shares and Pre-Funded Warrants sold in such offerings (the “Placement Agent Warrants”). The Placement Agent Warrants have substantially the same terms as the Common Warrants, except that the Placement Agent Warrants will have an exercise price equal to 125% of the per share purchase price and expire on the five year anniversary of the effective date of the registration statement.

The foregoing is only a brief description of the Common Warrants, the Pre-Funded Warrants, the Placement Agent Warrants, the Engagement Letter and the Purchase Agreement and does not purport to be a complete description thereof. Such descriptions are qualified in their entirety by reference to the forms of Common Warrant, the Pre-Funded Warrant, the Placement Agent Warrant, the Purchase Agreement, the Engagement Letter and the amendment thereto dated July 1, 2020, copies of which are filed as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2 and 10.3, respectively, to this Report on Form 6-K and are incorporated by reference herein.

This Report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-232935) and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or Reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
4.1	Form of Common Warrant (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form F-1 filed with the SEC on June 30, 2020)
4.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form F-1 filed with the SEC on June 30, 2020)
4.3	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form F-1 filed with the SEC on June 30, 2020)
10.1	Form of Securities Purchase Agreement
10.2	Engagement Agreement by and between the Company and H.C. Wainwright & Co., LLC, dated as of June 10, 2020 (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form F-1 filed with the SEC on June 30, 2020)
10.3	Amendment to Engagement Agreement by and between the Company and H.C. Wainwright & Co., LLC, dated as of July 1, 2020
99.1	Press Release dated July 1, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2020

AETERNA ZENTARIS INC.

/s/ Leslie Auld
Leslie Auld
Senior Vice President and Chief Financial Officer